Exhibit 99.2

METALINK LTD.

NOTICE OF THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2018

To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Meeting” or the “2018 Annual General Meeting”) of Metalink will be held on Thursday, June 28, 2018, at 4:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel, for the following purposes:

1.	To elect Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler, as directors;

2.	To elect Mr. Avi Mann as an external director for a period of three years;

3.	To elect Ms. Mor Kaniel as an external director for a period of three years;

After a short recess during which our Board of Directors and Compensation and Audit Committees thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

4.	To approve the terms of compensation to external and independent directors;

5.	To approve the terms of compensation to directors who may be affiliated with the controlling shareholder of Metalink;

6.	To approve the grant of indemnity letter to directors who may be affiliated with the controlling shareholder of Metalink;

7.	To ratify the appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

8.	To review and consider the audited financial statements of the Company for the year ended December 31, 2017.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than May 30, 2018 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

The Company’s Board of Directors recommends a vote FOR approval of each of Items 1-7. Item 8 will not require a vote by shareholders.

Shareholders of record at the close of business on May 25, 2018 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

/s/ Joseph Winston
Chairman of the Board of Directors

Dated: May 23, 2018

METALINK LTD.

c/o Top Alpha Capital Ltd.

Haaliya 24, Beit-Yitzhak 4292000, Israel

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares, NIS 1.0 nominal value (the “Ordinary Shares”), of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the 2018 Annual General Meeting of Shareholders (the “Meeting” or the “2018 Annual General Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 28, 2018, at 4:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

1.	To elect Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler, as directors;

2.	To elect Mr. Avi Mann as an external director for a period of three years;

3.	To elect Ms. Mor Kaniel as an external director for a period of three years;

After a short recess during which our Board of Directors and Compensation and Audit Committees thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

4.	To approve the terms of compensation to our external and independent directors;

5.	To approve the terms of compensation to our directors who may be affiliated with the controlling shareholder of Metalink;

6.	To approve the grant of indemnity letter to our directors who may be affiliated with the controlling shareholder of Metalink; and

7.	To ratify the appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so.

In addition, our audited financial statements for the year ended December 31, 2017 will be reviewed and considered at the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

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Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, May 25, 2018 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of May 1, 2018, the Company had 1,255,640 Ordinary Shares issued and outstanding (i.e., excluding treasury shares). Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one-third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, July 5, 2018 at the same time and place or any other date and place as the as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of Director’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. Proxies are being mailed to shareholders on or about May 29, 2018 and will be solicited primarily by mail. However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

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Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, 5759-1999, you may do so by delivery of appropriate notice to the Company not later than 10 days prior to the meeting date, i.e., by June 18, 2018.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our Chief Executive Officer and Chief Financial Officer at the following address: Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Executive Officer and Chief Financial Officer must receive the written proposal no later than May 30, 2018.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than June 6, 2018 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of May 1, 2018, by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Daniel Magen (3)	670,000	53.4%
Tzvi Shukhman (4)	100,000	7.4%
Directors and Officers as a group (consisting of 3 persons)	670,000	53.4%

1.	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 1, 2018.

2.	The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of May 1, 2018 (excluding 1,435,217 treasury shares). Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of May 1, 2018 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.	The record holder of the 670,000 shares is Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Magen. Based on a Schedule 13D/A filed by Top Alpha with the SEC on March 8, 2017. Mr. Magen is considered our indirect controlling shareholder by virtue of his control of Top Alpha and serves as our CEO, CFO and as a director.

4.	Consists of options exercisable into 100,000 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of May 1, 2018, at an exercise price of $1.50 per share, all of which are fully vested and expires on December 31, 2021.

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PROPOSALS FOR THE 2018 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

The Company currently has a Board of three directors. Directors of the Company, other than external directors (see Items 2 and 3 below), are elected at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to (1) re-elect Mr. Joseph Winston; (2) re-elect Mr. Daniel Magen; (3) re-elect Mr. Roy Kol; (4) elect Mr. Ron Mekler as members of the Company’s Board of Directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four (4) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Our Board of Directors have determined that Mr. Mekler is independent within the meaning of the Companies Law and subject to his election, our Board of Directors approved the appointment of Mr. Mekler as a member of its Audit and Compensation Committees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. If elected, the nominees will be entitled to the compensation described under “Executive Compensation” below.

A brief biography of each director nominee is set forth below:

Joseph Winston, 39, has served as Chairman of our Board of Directors since March 2017. He is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

Daniel Magen, 47, has served as our director since March 2017. Effective December 2017, Mr. Magen also serves as our Chief Executive Officer and Chief Financial Officer. He currently also serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roy Kol, 35, has served as our director since March 2017. He is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Ron Mekler, 44, is the Chief Financial Officer at a large health services organization. Mr. Mekler previously served as CFO and as a Controller in several international industrial and real estate companies. Mr. Mekler has a B.A. in economics and accounting from Ben Gurion University and an M.B.A. in business administration with a specialty in finance and tax from the Ono Academic College. Mr. Mekler is a certified public accountant.

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The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Joseph Winston be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Daniel Magen be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Roy Kol be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Ron Mekler be elected to serve as a member of the Board of Directors of the Company, effective immediately.”

Required Vote

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

Executive Compensation

General

The aggregate remuneration we paid for the year ended December 31, 2017 to our directors and executive officers (six persons during 2017), was $0 in salaries, fees, commissions and bonuses (excluding our former CFO, who was hired through an external CPA firm that provides services to Metalink). There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

Members of our Board of Directors and executive officers do not receive compensation for their service. However, see Items 4 and 5 in this respect.

We currently do not have director’s and officer’s liability insurance. We entered into indemnification and exculpation agreements with our directors (other than Messrs. Magen and Kol) and executive officers in accordance with our articles of association and prior shareholder approval.

Compensation of Executive Officers

We only had one executive officer during 2017 (until his replacement in December 2017), who was engaged through a consultancy arrangement with the firm he works with. The table below reflects the compensation granted to him during or with respect to the year ended December 31, 2017. We refer to this individual for whom disclosure is provided herein as our “Covered Executive.”

All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2017.

Name and Principal Position (1)	Consultancy Fees ($)	Total ($)
Shay Evron, CFO and Acting CEO (2)	38,019	38,019

(1)	Our Covered Executive was not engaged on a full-time (100%) basis.

(2)	Paid to Fahn Kanne Consulting Ltd. a subsidiary of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd. (Grant Thornton International), as part of the CFO bookkeeping and administration services provided to Metalink. Mr. Evron served as our CFO and Acting CEO until his termination in December 2017.

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ITEM 2 – ELECTION OF EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” with (i) the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an “office holder”, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit and compensation committees must be comprised of at least three directors, including all of the external directors.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

Currently, we do not have any external directors because Ms. Orly Etzion, who was initially elected as an external director at the 2009 annual shareholders meeting resigned in April 2018 and the term of Mr. Yehuda Haiman, who served as our external director since January 2012, expired on December 22, 2017. On May 7, 2018, an attorney sent a letter on behalf of Ms. Etzion and Mr. Haiman demanding payment of NIS 66,362 and NIS 51,074, respectively, for past director services provided to the Company, citing, among other things, improper decisions made by Company management. The Company believes such demands have no merit and intends to defend vigorous its position. Pursuant to the recommendation of our Board of Directors, the shareholders will be asked at the meeting to elect Mr. Mann as an external director for a term of three years. Subject to his election, our Board of Directors approved the appointment of Mr. Mann as a member of its Audit and Compensation Committees.

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The Company has received a declaration from Mr. Mann, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Mr. Mann satisfies the requisite accounting and financial expertise described above. If elected, the nominee will be entitled to the compensation described under “Executive Compensation” above and in Item 4 below.

A brief biography of the nominee is set forth below. Such information is based upon information furnished to it by the nominee:

Avi Mann, 55, is the Chief Executive Officer of Ezer Construction, a privately held company that provides marketing, engineering and technological solutions for construction projects to a number of international companies. Mr. Mann has a BSc in mechanical engineering from the Technion, Israel Institute of Technology with a specialty in energy systems and an M.B.A. in business administration with a specialty in strategic management, marketing, human resources, systems management and organizational structure from the Technion, Israel Institute of Technology.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Avi Mann be elected to the Board of Directors for a three-year term as an external director, effective immediately.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a “personal interest” in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a “personal interest” in the appointment merely as a result of such shareholder’s relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the “YES” box in Item 2A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 2, check the “NO” box in Item 2A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company’s CEO telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominee.

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ITEM 3 – ELECTION OF EXTERNAL DIRECTOR

(Item 3 on the Proxy Card)

Background

As described in Item 2 above, the Company is required to appoint at least two external directors. To that end, our Board of Directors proposes to elect Ms. Mor Kaniel and approved the appointment of Ms. Kaniel as a member of its Audit and Compensation Committees, effective immediately upon the commencement of her term as an external director.

The Company has received a declaration from Ms. Kaniel, confirming her qualifications under the Companies Law to be elected as an external director of the Company. If elected, the nominee will be entitled to the compensation described under “Executive Compensation” above and in Item 4 below.

A brief biography of the nominee is set forth below. Such information is based upon information furnished to it by the nominee:

Mor Kaniel, 28, is the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Kaniel has a B.A. in economics and business administration from Bar Ilan University.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Mor Kaniel be elected to the Board of Directors for a three-year term as an external director, effective immediately.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a “personal interest” in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a “personal interest” in the appointment merely as a result of such shareholder’s relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the “YES” box in Item 3A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 3, check the “NO” box in Item 3A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company’s CEO at telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominee.

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ITEM 4 – COMPENSATION OF OUR EXTERNAL AND INDEPENDENT DIRECTORS

(Item 4 on the Proxy Card)

Background

An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”) and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Under the Companies Law, the compensation of directors of a company whose shares have been offered to the public inside or outside of Israel requires the approval of the compensation committee (which includes at least two external directors), board of directors and shareholders, in that order. As noted above, if Mr. Mann and Ms. Kaniel are elected at the Meeting pursuant to Item 2 and Item 3, respectively, they will immediately become members of our Compensation Committee and will serve in such capacity together with Mr. Mekler. The Meeting will then recess to enable our Compensation Committee and Board of Directors to convene, consider and resolve upon the remuneration of external directors, and shortly after this recess the Meeting will reconvene.

At the Meeting, if so approved by the Compensation Committee and Board of Directors, the shareholders will be asked to approve compensation consisting of the minimum compensation required under the Compensation Regulations for each of our external directors, including Messrs. Mann and Kaniel, the external directors elected at the Meeting, and our independent directors, including Mr. Mekler, the independent director elected at the Meeting, and such other external and independent directors who may serve the Company from time to time.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of compensation to external and independent directors of the Company (current or future) as described in the Company’s Proxy Statement for the 2018 Annual General Meeting.”

Required Vote

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

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ITEM 5 – COMPENSATION OF DIRECTORS AFFILIATED WITH OUR CONTROLLING SHAREHOLDER

(Item 5 on the Proxy Card)

Background

As noted above, under the Companies Law, the compensation of directors of a company whose shares have been offered to the public inside or outside of Israel requires the approval of the compensation committee (which includes at least two external directors), board of directors and shareholders, in that order. As noted above, if Mr. Mann and Ms. Kaniel are elected at the Meeting pursuant to Item 2 and Item 3, respectively, they will immediately become members of our Compensation Committee and will serve in such capacity together with Mr. Mekler. The Meeting will then recess to enable our Compensation Committee and Board of Directors to convene, consider and resolve upon the compensation of directors affiliated with our controlling shareholder, and shortly after this recess the Meeting will reconvene.

At the Meeting, if so approved by the Compensation Committee and Board of Directors, the shareholders will be asked to approve the following compensation for our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston): a meeting attendance fee of NIS 620, or, for attendance via teleconference, a fee of NIS 372 and a fee of NIS 310 for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI. For the sake of clarity, Mr. Magen will not be entitled to any fees in consideration for his service as a member of the Board of Directors.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of compensation, as described in the Company’s Proxy Statement for the 2018 Annual General Meeting, to directors (current or future) who may be affiliated with the controlling shareholder of Metalink (other than Mr. Magen).”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a “personal interest” in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a “personal interest” in the appointment merely as a result of such shareholder’s relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the “YES” box in Item 5A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 5, check the “NO” box in Item 5A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company’s CEO at telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

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ITEM 6 – GRANT OF INDEMNITY LETTERS

(Item 6 on the Proxy Card)

Background

The Israeli Companies Law and our Articles of Association permit the indemnification and exculpation of office holders of the Company. We have issued indemnification letters in favor of the Company’s directors and officers in a form that was approved by our shareholders at the 2011 annual general meeting of our shareholders (the “Indemnity Letter”).

As noted above, under the Companies Law, the compensation of directors of a company whose shares have been offered to the public inside or outside of Israel, requires the approval of the compensation committee (which includes at least two external directors), board of directors and shareholders, in that order. Under the Companies Law, the grant of indemnification to directors is deemed as compensation for such purposes. As noted above, if Mr. Mann and Ms. Kaniel are elected at the Meeting pursuant to Item 2 and Item 3, respectively, they will immediately become members of our Compensation Committee and will serve in such capacity together with Mr. Mekler. The Meeting will then recess to enable our Compensation Committee and Board of Directors to convene, consider and resolve upon the remuneration of directors affiliated with our controlling shareholder, and shortly after this recess the Meeting will reconvene.

At the Meeting, if so approved by the Compensation Committee and Board of Directors, the shareholders will be asked to approve the grant of indemnity letters in substantially the same form as the Indemnity Letter to directors who are, or may be affiliated with, the controlling shareholder of Metalink (including to Mr. Magen).

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of indemnity letters in substantially the form of the Indemnity Letter to directors (whether current or future) who are, or may be affiliated with, the controlling shareholder of Metalink.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a “personal interest” in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a “personal interest” in the appointment merely as a result of such shareholder’s relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the “YES” box in Item 6A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 6, check the “NO” box in Item 6A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company’s CEO at telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

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ITEM 7 - APPOINTMENT OF AUDITORS
(Item 7 on the Proxy Card)

At the Meeting, the shareholders will be asked to ratify the appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, as the Company’s auditors until the next annual general meeting of shareholders. Effective December 28, 2017, our Board of Directors resolved to appoint Barzily & Co. (“Barzily”), and Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu limited (“Deloitte”) was dismissed on the same day. The change of auditors was made in an effort to reduce our costs and not due to any disagreements with Deloitte. Barzily has no relationship with us or with any of the Company’s affiliates except as auditors and, to a limited extent, as tax consultants.

At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company’s auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors. With respect to the year 2017, the Company paid Barzily approximately $15,575 for auditing and tax related services.

Under the Companies Law, the dismissal of a company’s auditor requires that the company’s audit committee present its position on the matter to the company’s shareholders after such dismissed auditor was given the reasonable opportunity to present its position on the matter to the company’s shareholders. As noted above, if Mr. Mann and Ms. Kaniel are elected at the Meeting pursuant to Item 2 and Item 3, respectively, they will immediately become members of our Audit Committee and will serve in such capacity together with Mr. Mekler. The Meeting will then recess to enable our Audit Committee and Board of Directors to convene, and shortly after this recess the Meeting will reconvene and the Audit Committee will present its views.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to ratify the appointment of Barzily & Co., certified Public Accountants (Israel), a member of MSI Global Alliance, as the auditors of the Company until immediately following the next annual general meeting of shareholders.”

“RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.”

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR approval of the above resolutions.

REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2017 (as well as for the year ended December 31, 2016) and the related auditor’s reports in respect thereof will be presented and discussed.

The audited financial statements of the Company for the year ended December 31, 2017 and the related auditor’s report were filed with the SEC as part of our Annual Report on Form 20-F on April 26, 2018, which is available at the SEC’s website, www.sec.gov.

Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company. None of the auditors’ report or the financial statements form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

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OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Joseph Winston
Chairman of the Board of Directors

Dated: May 23, 2018

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